Exhibit 99.6

Got a Complaint? New NICE Solution Tackles Customer Grievances
Head-on to Create Perfect Experiences

By capturing, identifying, and managing complaints across the enterprise, organizations will increase customer satisfaction and mitigate regulatory risks

Ra’anana, Israel, June 16, 2015 – NICE Systems (NASDAQ: NICE) today announced a new solution suite to help organizations manage customer dissatisfaction at an early stage, prevent the escalation of complaints, and proactively address the issues that lead to customer grievances. In doing so, the NICE Complaints Management Suite will help these companies improve the customer experience while also satisfying regulatory requirements.

According to Tim Banting, Principal Analyst, Collaboration and Communication, Current Analysis, “Organizations are saddled not only by increasingly stringent regulations, but also by more demanding customers with higher service expectations. Today, they face a mounting complaint volume that can easily weaken their service levels and reputation, as well as leave them at regulatory risk. As a result, any expression of dissatisfaction regarding a product, service, policy or employee would be documented as a complaint that the organization must promptly handle in order to keep customers and regulators satisfied.”

The NICE Complaints Management solution is based on a unique combination of advanced speech, text and desktop analytics. This allows companies to automatically detect complaints inferred from customer interactions across various channels. It also provides a platform to manage and monitor complaints status, generate reports and statistics, and proactively resolve customer issues before they are escalated.

For example, during a conversation with a customer, the analytics engine will detect a specific phrase like “this is unfair.” The interaction is then classified as a potential complaint and is pushed, via the Complaints Dashboard, to a complaints officer for further review. This also triggers the opening of a case file for further investigation and management.

The solution leverages NICE’s Interaction Analytics solution to automatically identify complaints in the voice and text channels, and to establish the appropriate workflows for managing these complaints. It also integrates with NICE’s real-time capabilities, providing agent guidance on how to handle the customer interaction and auto-populating customer information on the desktop.

“Companies that are able to mitigate customer complaints up front will be in a better position to create perfect experiences for their customers and mitigate regulatory risk,” said Miki Migdal, President of the NICE Enterprise Product Group. “The NICE solution delivers a single platform that enables these organizations to effectively identify and manage complaints in real time, and take the right measures to predict and prevent them where possible.”

NICE Complaints Management was first presented at NICE’s annual user conference, Interactions 2015, at the beginning of June. The solution is also being demonstrated this week at the American Bankers Association’s Regulatory Compliance Conference.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.